Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 26, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 26, 2026, The Nasdaq Stock Market (the "Exchange") received from GigCapital9 Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.0001 per share

Units, each consisting of one Class A ordinary share and one right to acquire one-fifth of one Class A ordinary share

Rights to acquire one-fifth of one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi